Barristers & Solicitors Patent & Trade-mark Agents McCarthy Tétrault	McCarthy Tétrault LLP Suite 3300, 421-7th Avenue S.W. Calgary AB T2P 4K9 Canada Telephone: 403 260-3500 Facsimile: 403 260-3501 mccarthy.ca

Robert W. Nearing Direct: (403) 260-3678 E-Mail: rnearing@mccarthy.ca Assistant: Cindy Marr Direct: (403) 260-3575 E-Mail: cmarr@mccarthy.ca

August 9, 2007

VIA COURIER

Ad.Venture Partners, Inc.
360 Madison Avenue
21st Floor
New York, New York 10017
U.S.A.

Dear Sirs/Mesdames:

We acted as Canadian counsel to Ad.Venture Partners, Inc., a Delaware corporation (the “Company”), in connection with the proposed business combination (the “Combination”) with 180 Connect Inc. (“180 Connect”), a Canadian corporation. The Combination and certain proposed transactions incidental thereto are described in the Company’s Form S-4 Registration Statement (Registration No.333-142319) filed with the Securities and Exchange Commission (the “Registration Statement”). This opinion is being rendered pursuant to the requirements of Item 601(b)(8) of Regulation S-k under the Securities Act of 1933, as amended.

In conjunction with this opinion, we have examined and relied upon, without independent investigation, as to matters of fact, the Registration Statement and the Arrangement Agreement dated March 13, 2007, as amended. Our opinion is expressly conditional upon, among other things, the accuracy and completeness as of the date hereof of all of such facts, information, covenants, statements and representations included in the Registration Statement.

In rendering our opinion, we have considered the applicable provisions of the Income Tax Act (Canada) and the regulations promulgated thereunder, our understanding of the current published administrative practices and policies of the Canada Revenue Agency (the “CRA”), all in effect as of the date hereof. We have also considered any specific proposal to amend the Income Tax Act (Canada) and the regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof. Because this opinion is being delivered prior to the effective date of the Combination, it must be considered prospective and dependent on future events. There can be no assurances that changes in the law will not take place that could effect the Canadian federal income tax consequences arising on the exchange of shares of 6732097 Canada Inc. for shares of the Company or that a contrary position may not be taken by the CRA.

McCarthy Tétrault

This opinion is limited to the Canadian federal income tax consequences arising on the exchange of shares of 6732097 Canada Inc. for shares of the Company and the redemption or retraction of shares of 6732097 Canada Inc. for shares of the Company. Further, this opinion is only applicable to 6732097 Canada Inc. shareholders who are resident in Canada, deal at arm’s length and are not affiliated with 6732097 Canada Inc., the Company and 1305699 Alberta ULC and hold their 6732097 Canada Inc. shares as capital property and will hold their shares of the Company as capital property, all for purposes of the Income Tax Act (Canada). 6732097 Canada Inc. shares and shares of the Company will be considered to be capital property of a holder unless such holder holds such shares in the course of carrying on a business of buying and selling securities or such holder has acquired such shares in a transaction or transactions considered to be an adventure in the nature of trade.

This opinion is not applicable to a shareholder of 6732097 Canada Inc. that is a “financial institution” within the meaning of section 142.2 of the Income Tax Act (Canada) or a “specified financial institution” within the meaning of the Income Tax Act (Canada), or to a shareholder of 6732097 Canada Inc. an interest in which is a “tax shelter investment” for purposes of the Income Tax Act (Canada).

In our opinion, a shareholder of 6732097 Canada Inc. who exchanges their shares of 6732097 Canada Inc. for shares of the Company (other than in the case of a redemption or retraction of shares of 6732097 Canada Inc., which is outlined below) will realize a capital gain (or capital loss) in the year of the exchange equal to the amount by which the proceeds of disposition (the fair market value of the shares of the Company received pursuant to the share exchange) of the 6732097 Canada Inc. shares is greater (or less) than the aggregate of the shareholder’s adjusted cost base of their shares of 6732097 Canada Inc. and any reasonable costs of the exchange. One-half of any capital gain (a “taxable capital gain”) realized by a shareholder in a taxation year must be included in the shareholder’s income for the year, and one-half of any capital loss (an “allowable capital loss”) realized by a shareholder in a taxation year must be deducted from taxable capital gains realized by the shareholder in that year. Allowable capital losses for a taxation year in excess of taxable capital gains for that year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Income Tax Act (Canada).

The amount of any capital loss realized by a shareholder that is a corporation on the disposition of shares of 6732097 Canada Inc. may be reduced by the amount of dividends received or deemed to be received by the shareholder on such shares (or on shares for which the shares have been substituted) to the extent and under the circumstances described in the Income Tax Act (Canada). Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns shares of 6732097 Canada Inc., directly or indirectly, through a partnership or a trust.

McCarthy Tétrault

A holder of shares of 6732097 Canada Inc. that, throughout the relevant taxation year, is a “Canadian-controlled private corporation” (as defined in the Income Tax Act (Canada)) may be liable to pay a refundable tax of 6 2/3% on its “aggregate investment income” (as defined in the Income Tax Act (Canada)), including taxable capital gains, depending on their particular circumstances. Such holders should consult their own tax advisor for advice with respect to their particular circumstances.

In the case of a redemption or retraction of shares for shares of the Company, in our opinion a holder (except in the case where the holder is a corporation to which subsection 55(2) to the Income Tax Act (Canada) applies) will be deemed to receive a dividend equal to the amount by which the redemption proceeds exceed the paid up capital (for purposes of the Income Tax Act (Canada)) of the 6732097 Canada Inc. shares redeemed. On a redemption, a holder of a 6732097 Canada Inc. shares will be considered to have disposed of their 6732097 Canada Inc. shares for proceeds of disposition equal to the redemption proceeds less the amount of the deemed dividend. A holder will realize a capital loss (or a capital gain) equal to the amount by which the sum of (a) the adjusted cost base to the holder of the 6732097 Canada Inc. exchangeable shares and (b) any reasonable costs of disposition, exceeds (or is less than) the proceeds of disposition. The redemption proceeds of a 6732097 Canada Inc. exchangeable share for this purpose will be equal to the fair market value of the Company’s common stock received at the time of the redemption, subject to adjustment for certain declared and unpaid dividends.

Dividends deemed to be received by an individual (including most trusts) will be included in computing the individual’s income for the taxation year in which such deemed dividends are received and will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations.

Dividends deemed to be received by a corporation will be included in the corporation’s income for the taxation year in which such deemed dividends are received and may be deductible in computing the corporation’s taxable income unless a corporation controlled by the corporation that controls 6732097 Canada Inc. is a “specified financial institution” within the meaning of the Income Tax Act (Canada), in which case such deemed dividends will not be deductible in computing the corporation’s taxable income. In the case of a private corporation (as defined in the Income Tax Act (Canada)) or any other corporation controlled or deemed to be controlled by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), such holder may be liable to pay a refundable tax under Part IV of the Income Tax Act (Canada) in the amount of 33 1/3% of the dividends deemed to be received, to the extent such deemed dividends are deductible in computing taxable income. In circumstances where subsection 55(2) of the Income Tax Act (Canada) applies, all or part of the corporate holder’s deemed dividend arising on a redemption or retraction of their 6732097 Canada Inc. shares may be treated as proceeds of disposition (resulting in a capital gain or capital loss as discussed above) and not as a deemed dividend. Subsection 55(2) of the Income Tax Act (Canada) will not apply on a redemption or a retraction of the 6732097 Canada Inc. shares unless the holder would have realized a capital gain if it disposed of its shares of 6732097 Canada Inc. at fair market value immediately before their redemption or a retraction and the redemption or retraction resulted in a significant reduction in the portion of the capital gain that could reasonably be considered to be attributable to anything other than the holder’s safe income in respect of the particular shares. A corporate shareholder of 6732097 should consult their own tax advisor for advice with respect to their particular circumstances and the potential application of the foregoing provisions as their tax consequences may vary depending on their circumstances.

McCarthy Tétrault

We have not considered and we render no opinion on any aspect of law other than as is expressly set forth above.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and consent to the use of our name in conjunction therewith. In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, for the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

This opinion speaks only as of the date hereof and we disclaim any duty to update such opinion.

Yours very truly,

/s/ McCarthy Tétrault LLP

RWN/dw